February 11, 2002


Ms. Tracy Wills-Zapata
Dominion Capital Management, Inc.
310 West Front Street, Suite 200
Traverse City, MI 49684

Dear Tracy:

     As discussed, we have decided to make an advisor change for the assets currently managed by Dominion Capital Management, Inc. for Smith Barney Diversified Futures Fund LP. We, therefore, request that you liquidate your positions in the account number 258-43085 effective immediately. Please ensure that all positions are closed out by Friday, February 15, 2002.

This will effectively terminate your management agreement with the Fund.

     We thank you for your cooperative and professional services for the duration of our relationship and look forward to the possibility of working with you and your organization in the future.

Sincerely,


/s/ Daniel R. McAuliffe, Jr.
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer
    and Director